UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 1, 2026

Live Oak Acquisition Corp. V

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42540	61-2235506
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4921 William Arnold Road

Memphis TN 38117

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (901) 270-3107

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	LOKVU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	LOKV	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	LOKVW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into A Material Definitive Agreement.

Amendment to Merger Agreement

As previously disclosed, on November 14, 2025, Live Oak Acquisition Corp. V, a Cayman Island exempted company (“Live Oak”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with (i) Catalyst Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Live Oak, (ii) Catalyst Sub 2 LLC, a Delaware limited liability company and a wholly-owned subsidiary of Live Oak, (iii) Teamshares Inc., a Delaware corporation (“Teamshares” or the “Company”), (iv) Live Oak Sponsor V LLC, a Delaware limited liability company (the “Sponsor”), solely in the capacity from and after the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (collectively, the “Business Combination”) as representative for the stockholders of Live Oak (other than the Teamshares security holders and their respective successors and assigns), and (v) Brian Gaebe, solely in the capacity as the representative from and after the Closing of the Earnout Participants (as defined in the Merger Agreement). Terms used herein but not otherwise defined have the meanings ascribed to such terms in the Merger Agreement.

On April 1, 2026, Live Oak and Teamshares entered into a First Amendment to the Merger Agreement (the “First Amendment to Merger Agreement”) to amend the Merger Agreement to:

●	reflect the execution of the Second Letter Agreement Amendment, as discussed below;

●	revise the definition of “ Fully-Diluted Company Shares” to (i) give effect to Liquidation Preference Elections prior to the Company Preferred Stock Exchange and (ii) calculate shares issuable upon settlement of In-the-Money Vested Company Options using the treasury method, and add new defined terms for “In-the-Money Vested Company Options” and “ In-the-Money Unvested Company Options”;

●	provide that certain holders of Company Preferred Stock may elect to receive a liquidation preference in connection with the Closing and, in connection therewith, forfeit their entitlement to Earnout Shares issuable during the Earnout Period;

●	provide for the assumption by SPAC of the “In-the-Money Vested Company Options” and “In-the-Money Unvested Company Options” pursuant to the Company Equity Plan to be assumed by the SPAC and converted into options to purchase shares of SPAC Common Stock;

●	provide for the adoption and approval of a post-Closing employee stock purchase plan, with shares of SPAC Common Stock reserved thereunder equal to two percent (2%) of the aggregate shares of SPAC Common Stock issued and outstanding immediately after Closing, to be submitted to Live Oak shareholders at the SPAC Extraordinary General Meeting;

●	increase the number of shares initially reserved for issuance under the Incentive Plan from five percent (5%) to seven percent (7%) of the aggregate shares of SPAC Common Stock issued and outstanding immediately after Closing, and provide for an annual evergreen increase beginning January 1 of the first calendar year following Closing; and

●	require that the execution of Employment Agreements by each member of the Management Team be a condition to Closing for Live Oak.

Other than as expressly modified pursuant to the First Amendment to Merger Agreement, the Merger Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Live Oak with the Securities and Exchange Commission (the “SEC”) on November 14, 2025, remains in full force and effect as originally executed. Certain of the amendments were made to clarify the mechanics of the originally contemplated transaction and do not materially alter the economic terms or overall structure of the Business Combination. The foregoing description of the First Amendment to Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment to Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Second Letter Agreement Amendment

On April 1, 2026, Live Oak, the Sponsor, Teamshares and the directors and officers of Live Oak entered into a Second Amendment (the “Second Letter Agreement Amendment”) to that certain Letter Agreement, dated as of February 27, 2025 (as amended on November 14, 2025 by the Amendment to Letter Agreement and as further amended by the Second Letter Agreement Amendment, the “Letter Agreement”), by and among Live Oak, the Sponsor, Teamshares and the directors and officers of Live Oak. The Second Letter Agreement Amendment provides that upon the Closing, up to 1,150,000 Incentive Founder Shares that are actually used to incentivize commitments for Interim Period Financing transactions and any transactions or arrangements into which Live Oak may enter into for the purpose of securing commitments from Public Shareholders not to redeem their Live Oak shares at or prior to the Closing (or other agreements or arrangements with like effect) will be released from transfer restrictions, subject to and contingent upon the Closing.

The foregoing description of the Second Letter Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Letter Agreement Amendment, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Additional Information and Where to Find it

In connection with the Business Combination, Live Oak and Teamshares intend to file a Registration Statement with the SEC, which will include a proxy statement to Live Oak shareholders and a prospectus for the registration of Live Oak’s securities to be issued in connection with the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Live Oak as of a record date to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of Live Oak and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Live Oak, Teamshares and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN, 38117 United States, Attn: Richard Hendrix, Chairman & Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K in each case is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF LIVE OAK ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Participants in Solicitation

Live Oak, Teamshares and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Live Oak’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Live Oak’s directors and officers in Live Oak’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Live Oak’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Live Oak’s and Teamshares’ participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Business Combinations. Live Oak’s and/or Teamshares’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of Teamshares and Live Oak or other conditions to Closing; (4) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Business Combination; (5) the ability of Live Oak to remain current with its SEC filings; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Live Oak and Teamshares after the Closing to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the inability of Teamshares to implement business plans, forecasts, and other expectations after the completion of the Business Combination; (11) the risk that additional financing in connection with the Business Combination, or additional capital needed following the Business Combination to support Teamshares’ business or operations, may not be raised on favorable terms or at all; (12) the evolution of the markets in which Teamshares competes; (13) the ability of Teamshares to implement its strategic initiatives and continue to innovate its existing products and services; (14) the level of redemptions of Live Oak’s public shareholders; and (15) other risks and uncertainties included in documents filed or to be filed with the SEC by Live Oak and/or Teamshares.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Live Oak and Teamshares from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither Live Oak nor Teamshares presently knows, or that Live Oak and/or Teamshares currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Current Report on Form 8-K. Past performance by Live Oak’s or Teamshares’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Live Oak’s or Teamshares’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Live Oak or Teamshares will, or may, generate going forward. Neither Live Oak nor Teamshares undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Current Report on Form 8-K, except as required by applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	First Amendment to Merger Agreement
10.1	Second Letter Agreement Amendment
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIVE OAK ACQUISITION CORP. V

Date: April 2, 2026	By:	/s/ Richard Hendrix
		Name:	Richard Hendrix
		Title:	Chief Executive Officer

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